Exhibit 12.1
STATEMENT REGARDING COMPUTATION OF RATIOS
Ratio of Earnings to Fixed Charges
Historical
(in thousands, except ratios)

		YEARS ENDED DECEMBER 31,
	SIX MONTHS
	ENDED JUNE 30, 2010	2009	2008	2007	2006	2005
Earnings
Income (loss) before taxes	460,637	975,703	(1,368,825)	516,969	202,895	84,212
Add back (gain) loss from equity investees	(638)	1,103	9,727	4,488	8,233	6,923

Pre-tax income (loss) from continuing operations before loss from equity investees	459,999	976,806	(1,359,098)	521,457	211,128	91,135

Add fixed charges	1,693	3,270	5,478	11,680	9,747	9,787

Earnings	461,692	980,076	(1,353,620)	533,137	220,875	100,922

Fixed Charges
Interest expense	907	1,966	3,419	8,684	6,974	7,054
Amortization of debt issuance costs and discounts on note obligation	—	—	1,018	2,443	2,443	2,443
Portion of lease payments representing an interest factor	786	1,304	1,041	553	330	290

Fixed charges	1,693	3,270	5,478	11,680	9,747	9,787

Deficiency of earnings available to cover fixed charges	—	—	(1,359,098)	—	—	—

Ratio of earnings to fixed charges	272.7	299.7	—	45.6	22.7	10.3